SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2010
BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

This press release was issued to the media on Sunday, 28 November 2010.

28 November, 2010

BP AGREES TO SELL ITS INTERESTS IN PAN AMERICAN ENERGY TO BRIDAS CORPORATION

BP announced today that it has entered into an agreement to sell its interests in Pan American Energy (PAE) to Bridas Corporation. PAE is an Argentina-based oil and gas company owned by BP (60 per cent) and Bridas Corporation (40 per cent).

Bridas Corporation will pay BP a total of $7.06 billion in cash for BP's 60 per cent interest in PAE. The transaction is expected to be completed in 2011.

The sale of its interests in PAE is part of BP's plan, announced in July 2010, to divest up to $30 billion of assets by the end of 2011. Before the agreement to sell its interests in PAE, BP already had sales agreements in place totalling some $14 billion. The proceeds of the sale announced today will be used by BP to increase the cash available to the group.

BP group chief executive Bob Dudley said: "Today's agreement further demonstrates both the high quality and attractiveness of the assets throughout BP's global portfolio and also the company's ability to meet our significant financial commitments arising from the Gulf of Mexico tragedy.

"We now have agreements in place that should secure the majority of our divestment target. We will continue to identify further assets that may be strategically more valuable to others than to BP as we complete the programme."

Under the terms of the agreement, Bridas Corporation is required to pay BP a cash deposit of $3.53 billion with the balance of the proceeds due on completion of the sale. $1.41 billion of this deposit is due to be paid on December 3, 2010, with the balance of $2.12 billion to be paid by Bridas Corporation on December 28, 2010.

The transaction excludes the shares of PAE E&P Bolivia Ltd, and the figures below exclude amounts attributable to PAE E&P Bolivia Ltd.

Completion of the transaction is subject to closing conditions including the receipt of all necessary governmental and regulatory approvals, as well as the requirement that there has been no material adverse effect on PAE and no material adverse effect on BP's ability to complete the transaction. In the event that any of these closing conditions is not met, BP will be required to repay the deposit to Bridas Corporation. BP p.l.c. has guaranteed the payment obligations of BP under the agreement.

The aggregate profit before taxation attributable to BP's 60 per cent interest in PAE for the purposes of calculating group profits for the year ended 31 December 2009 was $581.5 million. The aggregate value of the gross assets attributable to BP's 60 per cent interest in PAE for the purposes of calculating the BP Group's gross assets as at 30 September, 2010 was $2,602 million.

PAE is involved in the exploration, development and production of oil and gas and has interests in the Southern Cone region of South America. The company's main interests are in Argentina, where it is the second largest producer of oil and gas. It holds blocks in four hydrocarbon basins in Argentina including Golfo San Jorge - including the large Cerro Dragon block - Austral, Neuquen and Northwest. The company also has interests in various portions of the oil and gas value chain, including oil and gas transportation, oil storage and loading, gas distribution and power generation.

As of 31 December, 2009, proved reserves attributable to BP's 60 per cent interest in PAE were, for BP Group reporting purposes, 917 million barrels of oil equivalent. Net production associated with BP's 60 per cent interest in PAE is approximately 143 thousand barrels of oil equivalent per day.

Media enquiries:

BP Press Office London: +44 20 7496 4076, bppress@bp.com
www.bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 November 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary